HYPERSCALE DATA, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

August 1, 2025

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attn:	Cheryl Brown & Daniel Morris

Re:	Hyperscale Data, Inc.

Registration Statement on Form S-3

Filed July 18, 2025

File No. 333-288778

Dear Ms. Brown and Mr. Morris:

Hyperscale Data, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 1, 2025 (the “Comment Letter”) relating to the Registration Statement on Form S-3 (the “Registration Statement”) referenced above.

The Company’s response is numbered to correspond to the Staff’s comment. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath the comment.

Registration Statement on Form S-3

General

Comment No. 1. It appears that the aggregate market value of your common equity held by nonaffiliates during the 60 days prior to July 18, 2025 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General Instruction I.B.1, or if you are relying on General Instruction I.B.6 for Form S- 3 eligibility, include the information required pursuant to Instruction 7 to General Instruction I.B.6. Alternatively, please amend your registration statement on an appropriate form.

Response No. 1:

The Company respectfully advises the Staff that the Registration Statement was filed pursuant to General Instruction I.B.1 of Form S-3. Further, the Company respectfully advises the Staff that the aggregate market value of the outstanding voting and non-voting shares of the Company’s class A common stock, par value $0.001 per share (the “Common Stock”), held by non-affiliates (the “Public Float”) during the sixty (60) days prior to July 18, 2025 exceeded the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies, making the Company eligible to use Form S-3 pursuant to such General Instruction I.B.1.

In particular, as disclosed in the Company’s Current Report on Form 8-K, filed with the Commission on July 16, 2025, the Company had 19,314,883 shares of Common Stock outstanding as of July 15, 2025. As of July 15, 2025, affiliates of the Company, consisting solely of executive officers and directors of the Company, held 9,851 shares of Common Stock. For the avoidance of doubt, to the Company's knowledge, no stockholders hold 10% or more of the outstanding Common Stock. In accordance with Securities Act Forms Compliance and Disclosure Interpretation 116.06, the Company selected June 9, 2025, such date being 39 days prior to July 18, 2025 (the date of filing of the Registration Statement), as the date for determining the price of the Common Stock for calculating the Public Float. On that date, the Common Stock closed on the NYSE American at a price of $4.82. Accordingly, the Company calculated its Public Float as follows:

Common Stock Outstanding (July 15, 2025)	19,314,883
Common Stock Outstanding and Beneficially Owned by Affiliates (July 15, 2025)	9,851
Common Stock Outstanding Held by Non-Affiliates (July 15, 2025)	19,305,032
Common Stock Closing Price (June 9, 2025)	$4.82
Public Float	$93,050,254

As such, the Company’s Public Float was $93,050,254 as of the applicable calculation date of July 15, 2025, a date within 60 days of the filing of the Registration Statement, making the Company eligible to use Form S-3 pursuant to General Instruction I.B.1 of Form S-3.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (949) 444-5464 or our President & General Counsel, Henry Nisser, at (646) 650-5044 or Henry@ault.com.

Very truly yours,
/s/ William B. Horne
William B. Horne Chief Executive Officer